MERCANTILE BANCORP, INC.
200 N. 33RD STREET
QUINCY, ILLINOIS 62301
VIA FAX AND EDGAR TRANSMISSION
January 14, 2011
Ms. Lindsay McCord
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Mercantile Bancorp, Inc. Item 4.02 Form 8-K Filed December 28, 2010 File No. 001-32434
Dear Ms. McCord:
     This letter is submitted on behalf of Mercantile Bancorp, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated December 29, 2010, to Michael P. McGrath, Secretary and Chief Financial Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s Form 8-K filing.
Form 8-K filed December 28, 2010
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review
1.	We note that you intend to file restated financial statements as soon as practical as of and for the period ended September 30, 2010 in amended Form 10-Q for the quarter then ended. Please provide us with your timeframe for filing the amended Form 10-Q.
     The Company originally anticipated filing restated financial statements for the period ended September 30, 2010 in an amended Form 10-Q for the quarter then ended on or about January 18, 2011; however, due to the comment letter process, the Company will wait to file an amended Form 10-Q until all of the Staff’s comments are resolved
2.	We note your disclosure that you amended your call report on December 17, 2010 to reflect an additional $6.2 million in loan loss provision. Please tell us if the call report amended was as of September 30, 2010 or another as of date. If another date please tell us how you determined it was not necessary to amend your call report as of September 30, 2010.
     The call report was amended as of September 30, 2010. No other call reports were amended.

Ms. Lindsay McCord
United States Securities and Exchange Commission
January 14, 2011

3.	We note your disclosure that the restatement includes a $6.2 million write-down of two commercial real estate loans and a $6.2 million increase in your allowance for loan losses as of September 30, 2010. Please tell us the following related to the adjustments:
•	The triggering events and facts you considered in your determination that both of these adjustments should be retroactively applied to the third quarter of 2010.

•	Provide us with the following for the two commercial real estate loans as of June 30, 2010 and September 30, 2010:
•	Total amount of each loan at origination and current lending commitment;

•	Total outstanding balance for each loan before the adjustment;

•	The allowance for loan losses associated with each loan, as applicable;

•	Whether the loans were performing or non-performing;

•	The underlying collateral supporting the loans; and

•	The last appraisal obtained for the collateral supporting the loans, as applicable.
      Loan #1:
     This loan was a 12% participation in a large syndicated loan to finance development of a residential subdivision in Colorado Springs, CO. Mercantile Bank purchased its 12% participation in 2007 with a total commitment of $12 million. The loan was collateralized by the related real property. In February 2009, due to the borrower’s inability to meet its original projections for the development, the lead bank executed an amendment to the loan agreement, extending the maturity date to January 31, 2012 and requiring the principals to inject additional cash into the project, thus reducing exposure by 30% for each participating bank. Mercantile Bank’s total commitment was reduced to $8.4 million.
     In May 2009, due to softening of the residential real estate market, the OCC (the primary regulator for the lead bank) downgraded the loan to substandard, based on the results of a Shared National Credit (“SNC”) exam. In order to conform to the SNC rating, Mercantile Bank downgraded its portion of the loan to substandard at that time. In August 2010, Mercantile Bank received notice from the lead bank of a SNC exam in May 2010 that classified approximately 63% of the loan as loss, based on an April 2010 appraisal of the collateral that came in significantly lower than the original appraisal.
     Mercantile Bank disagreed with the updated appraisal on the grounds that it failed to include the value of tax increment financing and other reimbursements to the developer, and requested the lead bank to have the appraisal revised to include the value of those reimbursements. A revision to the April appraisal was requested by the lead bank in August 2010 but has been delayed due to the volume of information needed by the appraiser and the complexity of the analysis. In September 2010, due to concerns about softening of the real estate market and the uncertainties indentified in the SNC exam, Mercantile Bank decided to place the loan on non-accrual status. The Company did not provide any specific reserves or write the loan down to the disputed appraised value due to the pending updated appraisal in addition to, in the opinion of management, the guarantors having the ability to continue to service the debt based on management’s review of the guarantors’ financial condition, their additional cash injection and continued principal and interest repayments being fully maintained to contractual terms. Management’s original assessment changed on October 28, 2010, when the bank group unexpectedly received notice that the borrower and guarantors had filed for Chapter 11 bankruptcy, at

Ms. Lindsay McCord
United States Securities and Exchange Commission
January 14, 2011

which time Mercantile Bank wrote down $5.3 million, or 63%, of its total commitment. As a result of a joint examination by the Federal Deposit Insurance Corporation (the “FDIC”) and the Illinois Division of Financial Institutions in December 2010, the Company reassessed the bankruptcy filing as a subsequent event and determined this charge-off should have been recognized as of September 30, 2010. Prior to third quarter of 2010, Mercantile Bank had relied on the financial strength of the guarantors to service the debt. Based on its review following receipt of the bankruptcy notice, however, and considering the uncertainties associated with the bankruptcy process and the source and timing of repayment of the loan, along with notification of the SNC exam results in August 2010, management concluded that the adjustment should be retroactively applied to third quarter 2010.

	As of June 30, 2010	As of September 30, 2010
Total loan commitment at origination	$12.0 million	$12.0 million
Current loan commitment	$8.4 million	$8.4 million
Outstanding balance before adjustment	$7.9 million	$7.9 million
Specific reserve	$-0-	$-0-
Performing or non-performing	Performing	Non-performing (non-accrual)
Underlying collateral	First deed of trust on 2,409 acres in Colorado Springs, CO	First deed of trust on 2,409 acres in Colorado Springs, CO
Last appraisal	See discussion above	See discussion above
     Loan #2:
     This loan was a 33.9% participation in a loan to finance a commercial real estate development in Kansas City, MO, purchased by Mercantile Bank in 2006. The original maturity of the loan was February 2009, with several extensions granted as the borrower attempted to sell the collateral property. The last extension expired in September 2009 without a sale of the property, at which time the borrower ceased making payments and the loan became delinquent. Mercantile Bank placed the loan on non-accrual status and downgraded it to substandard in December 2009 when the guarantors refused to inject additional equity into the borrower in connection with a further loan extension. Foreclosure of the collateral real estate was completed in March 2010. The credit bid at the foreclosure sale created a deficiency balance of $894 thousand, which Mercantile Bank decided to carry on its books because it strongly believed that the balance could be collected from the guarantors, based on their substantial net worth. A lawsuit was filed against the guarantors in April 2010 and since that time the parties have been negotiating the settlement of the deficiency. In November 2010, the court continued the lawsuit until February 2011.
     The December 2010 joint examination of Mercantile Bank by the FDIC and the Illinois Division of Financial Institutions prompted management to reevaluate the subsequent events. Due to concerns that the length of time in negotiating a settlement with the guarantors would affect the possibility of collection, management determined that the full balance of $894 thousand should be charged off. Prior to the third quarter of 2010, management had relied on the significant financial wherewithal of the

Ms. Lindsay McCord
United States Securities and Exchange Commission
January 14, 2011

guarantors to support repayment of the loan. However, with the continued passage of time creating concern that the guarantors were unwilling to negotiate a settlement and considering the uncertainties associated with the delays in the lawsuit, management concluded that the charge-off should be retroactively applied to third quarter 2010.

	As of June 30, 2010	As of September 30, 2010

Total loan commitment at origination	$6.0 million	$6.0 million
Current loan commitment (deficiency balance)	$894 thousand	$894 thousand
Outstanding balance (deficiency) before adjustment	$894 thousand	$894 thousand
Specific reserve	$-0-	$-0-
Performing or non-performing	Non-performing	Non-performing
Underlying collateral	Unsecured — loan amount represents deficiency balance	Unsecured — loan amount represents deficiency balance
Last appraisal	See discussion above	See discussion above
4.	In addition, please tell us how you determined that the increase in the allowance for loan losses and provision should be $6.2 million, the exact amount of the write-downs. In your response please include a discussion of the following:
•	The specific facts and circumstances you considered in your calculation of the additional provision;

•	A breakout of the $6.2 million between your specific reserve and general reserve; and

•	How you changed your allowance for loan losses methodology as a result of these findings (i.e., your appraisal process, historical loss factor, etc.).
     Specific facts and circumstances considered in calculation of additional provision:
     Management at each of the Company’s subsidiary banks calculates a quarterly evaluation of the adequacy of the allowance for loan losses (“ALLL”) based on various factors, including historical loss experience, level of non-performing assets, changes in collateral values, concentrations by geography or loan type, regulatory exam results and general economic conditions. The evaluation for the third quarter of 2010 prior to the restatement resulted in the ALLL balance as originally reported as of September 30, 2010, which management determined to be appropriate at that time. As a result of a December 2010 joint examination at Mercantile Bank by the FDIC and the Illinois Division of Financial Institutions, a determination was made by management to write down two commercial real estate loans totaling $6.2 million, as well as increase the provision for loan loss by the same amount, and that the adjustments be retroactively applied to third quarter 2010.

Ms. Lindsay McCord
United States Securities and Exchange Commission
January 14, 2011

     The net effect of these adjustments was a reduction of $6.2 million in Mercantile Bank’s gross loans as of September 30, 2010, but no change in its ALLL balance, due to the loan write-downs being offset by the additional provision. The Company re-evaluated its ALLL calculation including both the general and specific reserves and incorporating the revised historical loss experience factor created by the additional write-downs. Our quarterly ALLL calculation is designed to quantify an acceptable range rather than a specific amount. We recalculated the Company’s ALLL as of September 30, 2010, based on the additional $6.2 million write-downs at Mercantile Bank and determined that the difference between the calculated amount and the balance reflected in the restated September 30, 2010 financial statements was within the acceptable range.
     Breakout between specific and general reserves:
     No specific reserves were allocated within the additional $6.2 million provision for loan losses.
     Changes in ALLL methodology:
     Mercantile Bank made no changes in its ALLL calculation methodology as a result of our findings. Mercantile Bank utilized the same model to determine the specific and general components of the allowance, but incorporated the revised amounts of loan losses and volumes to reflect our findings.
5.	When you amend your periodic reports to file your restated financial statements, please describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2010. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.
     As stated in the Company’s Form 8-K, as a result of the Company’s need to revise the unaudited consolidated financial statements for the three and nine months ended September 30, 2010, the Company’s management concluded there is a material weakness in their design of the Company’s internal control over financial reporting. The material weakness relates to the identification and communication of subsequent events. The Company’s management is in the process of implementing procedures for the timely identification and communication of subsequent events to the Audit Committee. As a result of this material weakness the Company’s management also determined that its disclosure controls and procedures were not effective and is similarly working to remediate the problem.
     In addition, pursuant to your request, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Lindsay McCord
United States Securities and Exchange Commission
January 14, 2011

     We appreciate the Staff’s comments and request that the Staff contact Michael Reed of DLA Piper LLP (US) at 202-799-4229 with any questions or comments regarding this letter.

Respectfully submitted, MERCANTILE BANCORP, INC.
By:	/s/ Michael P. McGrath
	Name:	Michael P. McGrath
	Title:	Executive Vice President, Treasurer, Secretary and Chief Financial Officer

cc:	Michael P. Reed, DLA Piper LLP (US)